NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

An annual and special meeting (the “Meeting”) of shareholders of Paramount Resources Ltd. (the “Corporation” or “Paramount”) will be held in the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta, on Wednesday, May 13, 2009, at 10:30 a.m. (Calgary time).  The purpose of the Meeting is to:

1.

receive the audited Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2008, and the auditor’s report on those statements;

2.

elect the directors of the Corporation;

3.

appoint the auditors of the Corporation;

4.

approve unallocated options under Paramount’s Stock Option Plan; and

5.

transact any other business as may properly come before the Meeting and any adjournment(s) of the Meeting.

By order of the Board of Directors

“E. Mitchell Shier” (signed)

Corporate Secretary

Calgary, Alberta, Canada

March 6, 2009

NOTES:

1.

If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy, via telephone or over the internet.  See the section titled “Registered Shareholder Voting” for information on how to vote.  To be valid, your proxy must be deposited either at:

a.

the registered office of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, 403-262-7994 (facsimile) Attention: Corporate Secretary; or

b.

the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department

no later than 10:30 a.m. (Calgary time) on May 11, 2009 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

2.

Beneficial shareholders should refer to the enclosed voting instruction form.  In addition, please see the section titled “Beneficial Shareholder Voting” for information on how to vote.

3.

Shareholders of record as of the close of business on March 27, 2009 will be entitled to receive notice of, and attend and vote at the Meeting.

PARAMOUNT RESOURCES LTD.
INFORMATION CIRCULAR
TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Annual and Special Meeting Date

Date of Information

Voting Shares and Principal Holders

Annual and Interim Reports

Contact Information

VOTING INFORMATION

General Voting Information

Registered Shareholder Voting

Beneficial Shareholder Voting

BUSINESS OF THE MEETING

Financial Statements

Election of Directors

Appointment of Auditors

Approval of Unallocated Options under Paramount’s Stock Option Plan

Other Matters to Be Acted Upon

DIRECTOR NOMINEES

COMPENSATION DISCUSSION AND ANALYSIS

Base Salary

SIP Awards

Stock Option Grants and SARs Grants

Cash Bonuses

Performance Graph

SUMMARY COMPENSATION TABLE

Narrative Discussion Relating to the Summary Compensation Table

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

Incentive Plan Awards – Value Vested or Earned During the Year

Equity Compensation Plan Information

Option Plan

SIP

SARs Grants

DIRECTOR COMPENSATION

Director Compensation Table

Narrative Discussion Related to Director Compensation

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Board of Directors’ Mandate

Paramount Resources Ltd.

Information Circular

GENERAL INFORMATION

Annual and Special Meeting Date

Paramount Resources Ltd. (the “Corporation” or “Paramount”) will be holding an annual and special meeting (the “Meeting”) of its holders (“Shareholders”) of Class A Common Shares (“Common Shares”) on May 13, 2009 at 10:30 a.m. (Calgary time) at the Conference Center at Centrium Place, 332-6th Avenue S.W., Calgary, Alberta.

Date of Information

Information in this circular is given as of March 6, 2009, unless otherwise noted.

Voting Shares and Principal Holders

On March 6, 2009, Paramount had 66,152,924 issued and outstanding Common Shares.  Paramount’s Common Shares trade under the symbol POU on the Toronto Stock Exchange (“TSX”).

As of March 6, 2009, to the knowledge of Paramount’s directors and executive officers, approximately 33,901,271 (51.2%) of the Common Shares were beneficially owned or controlled, directly or indirectly, by Mr. C.H. Riddell.  As of October 31, 2008 approximately 6,777,500 (10.01%) of the Common Shares were beneficially owned or controlled, directly or indirectly, by GMT Capital Corp.

Annual and Interim Reports

Paramount’s annual and interim reports and additional information relating to Paramount can be accessed at www.paramountres.com or retrieved from the SEDAR system by accessing Paramount’s public filings at www.sedar.com.  For additional copies of this circular or to obtain copies of the Corporation’s Audited Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2008, please contact the Corporate Secretary at the address below.

Contact Information

Head Office:

4700 Bankers Hall West

888 - 3rd Street SW

Calgary, Alberta, Canada

T2P 5C5

Telephone:

403-290-3600

Facsimile:

403-262-7994

Website:

www.paramountres.com

Paramount Resources Ltd.

Information Circular

VOTING INFORMATION

General Voting Information

Proxy Solicitation

Proxies are being solicited by the management of Paramount to be used at the Meeting, or any adjournment(s) of the Meeting.  Solicitations will be primarily by mail but may also be by newspaper publication, in person or by telephone, fax, or communication by directors, officers, employees or agents of Paramount.  All costs of the solicitation will be paid by Paramount.

Voting

If you hold Common Shares at the close of business on March 27, 2009, you are entitled to receive notice of, and to attend and vote, at the Meeting.  You will be entitled to vote your Common Shares at the Meeting except to the extent that:

a.

you have transferred the ownership of any such Common Shares after the record date; and

b.

the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that they own the Common Shares and demands not later than ten days before the Meeting that their name be included on the list, in which case they are entitled to vote those Common Shares at the Meeting.

When any Common Share is held jointly by two or more persons, any one of them may vote at the Meeting, in person or by proxy, in respect of the Common Shares.  If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Shareholders maintained by the transfer agent of the Corporation shall be entitled to cast the vote in person or by proxy.

Each Common Share is entitled to one vote.  A simple majority of votes (50% plus one vote) is required to approve all of the known matters to come before the Meeting.

Quorum

A quorum for the transaction of business is two individuals present in person, each being a Shareholder or proxyholder entitled to vote at the Meeting who together own or represent at least 5% of the votes entitled to be cast at the Meeting.

Proxy Voting

You can indicate on your proxy how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you.  If you specify how you want your Common Shares voted, then your proxyholder must vote in accordance with your instructions.  In the absence of specific instructions, your proxyholder can vote your Common Shares as he or she sees fit.  If you appoint Mr. C.H. Riddell of Calgary, Alberta, or failing him, Mr. J.H.T. Riddell also of Calgary, Alberta and do not specify how you want your Common Shares to be voted, your Common Shares will be voted as follows:

Election of Management nominees as directors	FOR
Appointment of auditors	FOR
Approval of unallocated options under Paramount’s Stock Option Plan	FOR

Paramount Resources Ltd.

Information Circular

Amendments or Other Matters

At the time of printing this circular, management does not know of any amendment, variation or matter to come before the Meeting other than the matters referred to above.  If other matters do properly come before the Meeting, your proxyholder will vote on them using his or her best judgement.

Registered Shareholder Voting

If your Common Shares are held in your name and you have a share certificate, then you are a registered Shareholder.  You may vote in person at the Meeting, by proxy, by telephone, or by internet.  For further instructions, see the enclosed proxy.

Voting in Person

If you plan to attend the Meeting and vote your Common Shares in person, do not complete the enclosed proxy form.  When you arrive at the Meeting, your vote will be registered and counted with Paramount’s transfer agent, Computershare Trust Company of Canada, and your vote will be counted at the Meeting.

Voting by Proxy

You may also vote your Common Shares by proxy.  If you choose to vote by proxy, you may use the enclosed proxy or complete another proper instrument of proxy.  The persons named in the enclosed proxy are directors of Paramount.  You may appoint some other person to be your proxyholder at the Meeting by inserting that person's name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy.  In either case, you must deliver the completed and executed proxy to either:

a.

the registered office of the Corporation at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, 403-262-7994 (facsimile) Attention: Corporate Secretary; or

b.

the Corporation's transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department

no later than 10:30 a.m. (Calgary time) on May 11, 2009 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  If you have voted by proxy, you may not vote in person at the Meeting unless you revoke your proxy.

Revoking your Proxy

You may revoke your proxy any time before it is acted upon by:

a.

signing a new proxy bearing a later date and delivering same to Paramount’s registered office or to Paramount’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at least 48 hours (excluding weekends and holidays) prior to the commencement of the Meeting or any adjournment of the Meeting, or

b.

depositing written notice of revocation at Paramount’s registered office or to Paramount’s  transfer agent, Computershare Trust Company of Canada, at either of the above addresses at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or delivering it to the Chairman of the Meeting at the Meeting, or

c.

attending and voting at the Meeting.

Paramount Resources Ltd.

Information Circular

Beneficial Shareholder Voting

If your Common Shares are held in the name of a nominee (deposited with a bank, securities broker or other institution) then you are a beneficial Shareholder.  You may vote in person at the Meeting as proxy for the registered holder of your Common Shares, by voting instruction to the registered holder of your Common Shares via mail, telephone or internet.  For further instructions, see the enclosed voting instruction form.

Voting in Person

If you plan to attend the Meeting and vote your Common Shares in person as proxyholder for the registered holder of your Common Shares, insert your name on the voting instruction form and follow the applicable instructions on the voting instruction form.  When you arrive at the Meeting, register with Paramount’s transfer agent, Computershare Trust Company of Canada, and your vote will be counted at the Meeting.

Voting Instructions

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to its clients.  These instructions must be carefully followed by beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”) (formerly ADP Investor Communications Inc.).  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The beneficial shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile, or alternatively, vote via the internet or calling a toll-free telephone number to convey his or her voting instructions for the Common Shares held by the beneficial shareholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A beneficial shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge or the nominee well in advance of the Meeting in order to have the Common Shares voted.

Paramount Resources Ltd.

Information Circular

BUSINESS OF THE MEETING

If you appoint Mr. C.H. Riddell of Calgary, Alberta, or failing him, Mr. J.H.T. Riddell also of Calgary, Alberta and do not specify how you want your Common Shares to be voted, your Common Shares will be voted as follows:

Election of Management nominees as directors	FOR
Appointment of auditors	FOR
Approval of unallocated options under Paramount’s Stock Option Plan	FOR

Financial Statements

The financial statements for the year ended December 31, 2008 and the auditors report on those statements are in the 2008 annual report mailed to registered Shareholders and will be placed before Shareholders at the Meeting.

Election of Directors

Paramount’s articles provide that the Board shall consist of a minimum of three and a maximum of 12 directors.  The number of directors proposed to be elected at the Meeting is eleven, each of whom will serve until the next annual meeting of Shareholders or until their respective successors are elected or appointed.  The eleven nominees are:

Clayton H. Riddell	James H. T. Riddell	John C. Gorman
Dirk Jungé, C.F.A.	David M. Knott	Wallace B. MacInnes, Q.C.
Violet S.A. Riddell	Susan L. Riddell Rose	John B. Roy
Alistair S. Thomson	Bernhard M. Wylie

All director nominees have consented to being named in this circular and to serve as directors if elected.  Management does not contemplate that any of the director nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, your proxyholder has the right to use their discretion in voting for another nominee unless you have specified in the proxy that the proxy is without authority to vote on the election.

The directors named in the enclosed proxy will vote FOR the election of these nominees as directors of the Corporation unless you indicate that authority to do so is withheld.

For detailed information about each director nominee see the section titled “DIRECTOR NOMINEES” in this circular.

Appointment of Auditors

Unless authority is withheld, the directors named in the enclosed proxy will vote FOR the reappointment of Ernst & Young LLP, Chartered Accountants, 1000 Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, as auditor of the Corporation to hold office until the next annual meeting of Shareholders.  Ernst & Young LLP has been Paramount’s auditor since its inception in 1978 and has no direct or indirect financial interest in Paramount.

Paramount Resources Ltd.

Information Circular

Approval of Unallocated Options under Paramount’s Stock Option Plan

Paramount’s Stock Option Plan (the “Option Plan”) was converted from a fixed number stock option plan to a “rolling” option plan (i.e. permitting a fixed percentage of 10% of Paramount’s issued and outstanding Common Shares being available for issuance under options granted) at the annual and special meeting of Shareholders held on May 10, 2006.  Details of the Option Plan are described in the section titled “COMPENSATION DISCUSSION AND ANALYSIS” and “INCENTIVE PLAN AWARDS”.

Allocated options are those options which have been granted and are outstanding under the Option Plan.  Unallocated options refer to those options which may be granted under the Option Plan as a result of additional Common Shares being available for issuance under the Option Plan upon exercise of options granted thereunder.

As at March 6, 2009, Paramount had allocated options to purchase 3,848,000 Common Shares (approximately 5.82% of the outstanding Commons Shares) under the Option Plan, leaving unallocated options to purchase an aggregate of 2,767,292 Common Shares (approximately 4.18% of the outstanding Commons Shares) available for future grants based on the number of outstanding Common Shares.

Section 613(a) of the TSX Company Manual provides that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum number of securities issuable under it, all unallocated rights, options or other entitlements under such security-based compensation arrangement must be approved by a majority of the issuer’s directors and by the issuer’s Shareholders.  As the Option Plan is a security-based compensation arrangement and as the maximum number of Common Shares issuable under it is a fixed percentage (10% of the issued and outstanding Common Shares from time to time) and not a fixed number, approval is being sought at the Meeting to approve the unallocated options under the Option Plan.

If approval is obtained at the Meeting, pursuant to the requirements of the TSX, Paramount will not be required to seek further approval of the grant of unallocated options under the Option Plan until May 13, 2012.  As the Meeting is three days after the three-year approval deadline, Paramount will not issue any new options during that three-day interval, and if options are exercised or cancelled during such three-day interval, the exercised or cancelled options will not be added back into Paramount’s unallocated total.

If approval is not obtained at the Meeting, options which have not been allocated as of May 10, 2009 and options which are outstanding as of May 13, 2009 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of options under the Option Plan.  Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.  If approval is not obtained at the Meeting, the Compensation Committee and the Board will have to consider alternate forms of performance-based compensation in order to attract and retain qualified personnel.

The Board has approved, subject to regulatory and Shareholder approval, the unallocated options under the Option Plan.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution to approve the unallocated options as follows:

“Be it resolved as an ordinary resolution that:

1.

all unallocated options under Paramount’s Stock Option Plan, as amended from time to time, are hereby approved and authorized until May 13, 2012; and

2.

any officer or director of Paramount is authorized, in the name and on behalf of Paramount, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”

In order for the resolution set out above to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or represented by proxy at the Meeting.  Management recommends voting FOR the resolution.

Other Matters to Be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Annual and Special Meeting of Shareholders to which this circular is attached.  If any matters which are not known at the time of the circular should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the person holding such proxy.

Paramount Resources Ltd.

Information Circular

DIRECTOR NOMINEES

The following table provides information with respect to the director nominees.

C. H. Riddell(2) Calgary, Alberta, Canada Chairman and CEO Paramount Resources Ltd. Director Since: 1978 Common Shares: 33,901,271(1) Options: 500,000 Committees: Compensation Committee (Chair)

Mr. Riddell has been the Chairman of the Board, CEO, and a director since 1978.  Until June 2002 he was also the President.  He is a director and the CEO of MGM Energy Corp. (a public oil and gas exploration company).  He is the Chairman of the Board of Paramount Energy Operating Corp., a wholly-owned subsidiary and the administrator of Paramount Energy Trust (a public energy trust), and Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust).  In addition, Mr. Riddell is a director of Newalta Inc. (a public industrial waste management and environmental services company).(3)  Finally, Mr. Riddell is also a director of Alaris Royalty Corp. (a Canadian private equity fund).

Mr. Riddell graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

J. H. T. Riddell(2)(4) Calgary, Alberta, Canada President and Chief Operating Officer Paramount Resources Ltd. Director Since: 2000 Common Shares: 551,886 Options: 780,000 Committees: None

Mr. Riddell has been the President and Chief Operating Officer (“President and COO”) since June 2002, and a director since 2000.  From May 1991 until June 2002, he held various positions with the Corporation.  Mr. Riddell is also the President, CEO, and a director of Trilogy Energy Ltd., a wholly-owned subsidiary and the administrator of Trilogy Energy Trust (a public energy trust); a director and the Chairman of the Board of MGM Energy Corp. (a public oil and gas exploration company); and a director of Big Rock Brewery Ltd., a wholly-owned subsidiary and the administrator of Big Rock Brewery Income Trust (a public business trust which produces and markets beer).

Mr. Riddell graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

J. C. Gorman Calgary, Alberta, Canada Retired Director Since: 2002 Common Shares: 10,001 Options: 21,000 Committees: Audit Committee (Chair) and Corporate Governance Committee

Mr. Gorman has been a director of the Corporation since 2002. Prior to his retirement in 2000, he was the President and CEO of an energy trading, marketing and financial services company from 1996 to 2000 and a corporate banker with the Bank of Montreal (a Canadian chartered bank) from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group.

Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

D. Jungé, C.F.A.

Bryn Athyn, Pennsylvania, U.S.A.

Chairman, CEO and President

Pitcairn Trust Company

Director Since:  2000

Common Shares:  184,588(5)

Options:  21,000

Committees:  Corporate Governance Committee

Mr. Jungé has been a director of the Corporation since 2000.  He has been the Chairman of the Board of the Pitcairn Trust Company (a private trust company) since 1991 and its CEO from 1993-1996 and from 2006 to the present.  He served as President of Pitcairn Trust Company from 2006 to 2008.  Mr. Jungé also holds a number of director and trustee positions with philanthropic organizations.

Mr. Jungé obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978 and is a member of the Financial Planning Association and the Association for Investment Management and Research.

D. M. Knott(2) Syosset, New York, U.S.A. Managing General Partner Knott Partners, L.P. Director Since: 1998 Common Shares: 1,841,601 Options: 21,000 Committees: None

Mr. Knott has been a director of the Corporation since 1998.  He has been the Managing General Partner of Knott Partners, LP (a private investment firm) and the CEO of Dorset Management Corp. (a private investment firm) since 1987.  Mr. Knott is also a trustee of several philanthropic organizations.

Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania's Wharton School.

W. B. MacInnes, Q.C.(2)

Calgary, Alberta, Canada

Retired

Director Since:  1978

Common Shares:  8,001

Options:   21,000

Committees:  Audit Committee, Compensation Committee, Corporate Governance Committee and Environmental Health and Safety Committee

Mr. MacInnes has been a director of the Corporation since 1978.  From 2001 to 2004 he was counsel to Gowling Lafleur Henderson LLP (a national law firm).  Prior thereto he was a partner with, and counsel to, Ballem MacInnes LLP (a Calgary law firm).

Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.

V. S. A. Riddell(2) Calgary, Alberta, Canada Business Executive Director Since: 1978 Common Shares: 703,401 Options: 21,000 Committees: None	Ms. Riddell has been a director of the Corporation since 1978.
S. L. Riddell Rose(2) Calgary, Alberta, Canada President and CEO Paramount Energy Operating Corp. Director Since: 2000 Common Shares: 434,012 Options: 21,000 Committees: None

Ms. Riddell Rose has been a director of the Corporation since 2000.  She joined Paramount Resources Ltd. in 1990 and in June 2002 transitioned from the position of Corporate Operating Officer to President of Paramount Energy Operating Corp., the administrator of Paramount Energy Trust, a public energy trust created through a dividend-in kind to Shareholders of Paramount Resources Ltd. Since 2002, she has also been a director and since 2005, the CEO, of Paramount Energy Operating Corp.  Prior to joining the Corporation, she was a geological engineer with Shell Canada Limited (a public oil and gas exploration and development company).

Ms. Riddell Rose graduated from Queen's University with a Bachelor of Science degree in Geological Engineering.  Ms. Riddell Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists, a past governor of the Canadian Association of Petroleum Producers and co-chair of the Coalition of Canadian Energy Trusts.

J. B. Roy(2)

Calgary, Alberta, Canada

Independent Businessman

Director Since:  1981

Common Shares:  39,001

Options:  21,000

Committees:  Corporate Governance Committee (Chair), Audit Committee, Compensation Committee and Environmental Health and Safety Committee

Mr. Roy has been a director of the Corporation since 1981.  He is an independent businessman.  Prior to December 1, 2003, he served as the Vice-President and Director, Investment Banking of Jennings Capital Inc. (a private investment banking firm).  From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. (private investment banking firm).

Mr. Roy graduated from Queen's University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson(2) Sidney, British Columbia, Canada Retired Director Since: 1992 Common Shares: 8,001 Options: 21,000 Committees: Audit Committee and Corporate Governance Committee

Mr. Thomson has been a director of the Corporation since 1992.  He is a retired businessman.  Prior to his retirement, Mr. Thomson was the President of Touche Thomson & Yeoman Investment Consultants Ltd. (a private investment firm), which primarily advised clients on investments in the Canadian oil and gas industry, a position he held since 1975.

Mr. Thomson graduated from the University of St. Andrews, Scotland, with a Master of Arts (Honours) degree in Political Economy and Geography.  He is a past President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

B. M. Wylie(2) Calgary, Alberta, Canada Business Executive Director Since: 1978 Common Shares: 26,709 Options: 21,000 Committees: Environmental Health and Safety Committee (Chair)

Mr. Wylie has been a director of the Corporation since 1978 and was Executive Vice President and Vice President, Land of the Corporation until 1996.  Since his retirement in 1996, he has provided certain consulting services to the Corporation.

Mr. Wylie graduated from the University of California, Berkeley, with a Bachelor of Arts degree.  Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen.

Notes:

(1)

23,900,100 of these shares are held by Warner Investment Holdings Ltd., 7,735,170 are held by Dreamworks Investment Holdings Ltd. and 1,686,600 are held by Treherne Resources Ltd., in all of which Mr. C.H. Riddell is the controlling shareholder.  The Riddell Family Charitable Foundation holds 1,352,000 Common Shares.  The Common Shares held by the Riddell Family Charitable Foundation have not been included in Mr. C.H. Riddell’s holdings as they are not beneficially owned or controlled by him.

(2)

From 1992 to 2008, Paramount was the general partner of T.T.Y. Paramount Partnership No. 5 (TTY), a limited partnership, which was an unlisted reporting issuer in certain provinces of Canada.  TTY was established in 1980 to conduct oil and gas exploration and development activities but had not carried on active operations since 1984 and had only nominal assets.  A cease trade order against TTY was issued by the Quebec Securities Commission in 1999 for failing to file the June 30, 1998 interim financial statements in Quebec.  The cease trade order was revoked on April 9, 2008.  TTY was dissolved on July 21, 2008.

(3)

Newalta Income Fund announced Mr. C.H. Riddell’s retirement as Chairman of the Board of Trustees of Newalta Income Fund and as Chairman of the Board of Newalta Corporation, the predecessor entities to Newalta Inc., on October 10, 2008.  Mr. C.H. Riddell will remain as a director of Newalta Inc. until the next annual meeting of shareholders which, at the time of the October 10, 2008 press release, was scheduled to be held in May 2009.

(4)

Mr. J.H.T. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year of such company becoming bankrupt.  Jurassic's bankruptcy was subsequently annulled.

(5)

Mr. Jungé is Chairman and CEO of Pitcairn Trust Company that owns, in a fiduciary capacity as trustee or investment advisor for clients, 383,155 Common Shares of Paramount.  Of these shares, 65,455 are owned by trusts for which Mr. Jungė serves as a co-trustee, and 184,588 are beneficially owned, directly or indirectly, by Mr. Jungé.

The information as to Common Shares owned directly or indirectly by each nominee, not being within the knowledge of the Corporation, has been furnished by the nominee.

Paramount Resources Ltd.

Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

Paramount’s compensation philosophy is to be competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within Paramount.  The compensation program for employees and named executive officers (“NEOs”) is built around base salaries and reward systems that recognize Paramount’s financial and operational results and individual performance.  Currently, three primary components comprise the compensation program:  base salary, bonuses (Stock Incentive Program (“SIP”) awards or cash bonuses) and long-term incentives (periodic stock option or share appreciation rights (“SARs”) grants).  Each of these components is discussed in more detail below.

Base Salary

The objective of a base salary is to provide a fixed level of cash compensation to employees and NEOs for performing day-to-day responsibilities.  The base salary paid to employees at Paramount, including NEOs, is also designed to ensure that Paramount attracts and retains high-performing employees capable of achieving Paramount’s strategic business objectives.  These objectives include increasing Shareholder returns and improving Paramount’s overall asset and investment portfolio.  Paramount considers a base salary an important component of employees’ and NEOs’ compensation.

Paramount relies on the expertise and experience of its Compensation Committee as well as an objective third-party compensation survey in determining annual base salaries for employees and NEOs.  The third-party survey provides the CEO, President and COO and Compensation Committee with detailed comparative compensation information across the oil and gas industry.  The survey shows salary ranges based on criteria such as education, areas of expertise, specific job descriptions, years of service, previous employment background and type and size of company.  Employee and NEOs salaries are also reviewed and compared to peers at similar-sized, Canadian energy and petroleum companies that participate in the survey.  The factors that are used to determine Paramount’s peer group include, but are not limited to, production volumes, revenue, market capitalization and number of employees.  The composition of Paramount’s peer group changes regularly due to the nature of the oil and gas industry.  The peer group data in conjunction with the industry compensation information provided in the third-party survey both provide a general guide for the CEO, President and COO, and Compensation Committee in setting employee and NEOs’ base salaries.

To determine the base salary for Paramount’s NEOs, other than the CEO and President and COO, Paramount’s Manager of Human Resources presents the President and COO with the compensation survey information which the President and COO utilizes to present to the Compensation Committee a salary recommendation.  The compensation information presented to the President and COO contains salary range recommendations based on the third-party compensation survey, for each NEO based on his or her industry experience, the role and responsibilities being filled, and area of expertise.  The NEO’s salary is then considered and approved by the Compensation Committee.  With respect to the base salary for the President and COO, Paramount’s Manager of Human Resources presents the CEO with similar third-party compensation survey information applicable to presidents of similarly-sized companies which the CEO utilizes to present to the Compensation Committee a salary recommendation.  The Compensation Committee then considers and approves the President’s salary.  With respect to the base salary for the CEO, the Compensation Committee determines the salary recommendation to be put to the Board for approval.  It has at its disposal, the relevant third-party survey salary information applicable to CEOs as well as each member’s experience and expertise.

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SIP Awards

The objective of the SIP is to reward employees, including NEOs, who have met or exceeded their goals and shown exceptional performance which has contributed to the financial and operational success of the Corporation and to encourage long-term investment and ownership of Paramount’s Common Shares.  SIP grants are in the form of entitlements to Common Shares (referred to as share units).  As the value of the Common Shares increases, the value of the share units also increases, thereby aligning Shareholders’ interests with employees’ and NEOs’ interests.  The SIP awards are the primary annual incentives granted to employees and NEOs; however they also serve a long-term retention purpose due to their vesting schedule (with the exception of SIP grants to the CEO and President and COO which vest immediately).

SIP awards are made annually, subject to general corporate targets being met and at the discretion of the CEO. Corporate targets are established annually by the CEO.  The monetary value of the employees’ and NEOs’ overall annual SIP award is determined based on the NEOs’, or employees’ base salary, his or her target award (each NEO has an individual target award under the SIP as determined by the CEO) and a combination of corporate targets and individual performance as assessed under an informal performance appraisal process.

Once the overall annual award for each employee and NEO has been calculated as a dollar figure, the award is divided by the fair market value (the 5 day weighted average trading price preceding the grant date) of the Common Shares on the date of the grant.  The actual award to employees, including NEOs, consists of share units entitling the employees and NEOs to a particular number of Common Shares.  The share units, with the exception of SIP grants to the CEO and President and COO, are awarded based on the following vesting schedule: one-third of the share units vest on the date of grant, one-third vest on the first anniversary of the date of grant and the final third vests on the second anniversary of the date of grant.  Until the share units vest, they are held in a SIP account for the employees and NEOs.  SIP grants to the CEO and President and COO vest immediately.

Stock Option Grants and SARs Grants

The intent of the Option Plan is to recognize those employees and NEOs who are responsible for the management and growth of the Corporation and to directly align long-term employee compensation with that of Shareholder value.  Paramount believes that granting options with vesting periods between four and five years not only promotes the retention of valuable employees but also develops the incentive for long-term value creation, vision and stewardship.  Option grants pursuant to the Option Plan comprise the primary long-term compensation strategy at Paramount.

NEOs and certain employees are eligible for grants of options at the time of employment and thereafter in the form of annual option grants.  The President and COO recommends employees’ and NEOs’ option grants to the Compensation Committee, other than the option grants to the CEO and President and COO.  The President and COO considers several factors in making his recommendation, some of which include: experience, responsibilities, performance of the NEO and previous grants of options and other elements of compensation received.  The Compensation Committee considers and approves option grants to employees and NEOs, with the exception of grants to the President and COO and CEO, based on the recommendation of the President and COO.

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The Compensation Committee determines and approves the option grant to the President and COO.  The Compensation Committee determines and then recommends the CEO’s grant of options to the Board for approval.  The Board approves option grants to the CEO based on the recommendation of the Compensation Committee.  In determining the option grant to the President and COO and the CEO, the Compensation Committee takes into account some of the factors listed above as well as general management expertise, experience, performance and factors relevant to the natural resources industry.

When awarded, a grant of options represents a right to acquire Common Shares at an exercise price determined based on the closing stock price on the day before the grant or on the day of the grant if the grant is made after the markets are closed for that day.

From time to time, Paramount grants SARs to its NEOs.  SARs grants are infrequent and not a primary component of Paramount’s compensation program.  When granted, the number of SARs is determined on the same basis and by a similar process as grants of options.  In 2008, Paramount granted SARs to Messrs. C.H. Riddell and J.H.T. Riddell.  The SARs grant entitled each recipient to a possible cash payment based on the difference between the fair market value of Paramount’s Common Shares on the exercise date and the base price of the SARs.  The 2008 SARs grant was subsequently surrendered by both Messrs. C.H. Riddell and J.H.T. Riddell in exchange for an equivalent grant of stock options.

Cash Bonuses

From time to time, Paramount rewards its top-performing NEOs with a cash bonus.  A cash bonus, if paid, is determined annually by the CEO.  A cash bonus is intended to reward short-term financial and operational performance and individual performance. The cash bonus amount, when it is awarded, is based on exceptional individual performance in an area, corporate performance in a given period, and is subject to and dependant on economic conditions.  Cash bonuses are not granted regularly and are not considered to be a primary compensation component of Paramount’s compensation program.  The Compensation Committee, based upon the recommendation of the CEO and having regard to other elements of compensation paid to the NEOs, determines the discretionary cash bonuses for NEOs, other than the CEO.  Cash bonuses to the CEO are determined by the Board based on the recommendation of the Compensation Committee.  No cash bonuses were paid to any NEOs during fiscal 2008.

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Performance Graph

Total Return Performance Graph

800
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500
400
300
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100
0
Paramount Resources Ltd Total Return
S&P/TSX Composite Total Return Index
S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Total Return Index
S&P/TSX Oil & Gas GICS Industry Total Return Index
31-Dec-03
31-Dec-04
30-Dec-05
29-Dec-06
31-Dec-07
31-Dec-08

	31-Dec-03	31-Dec-04	30-Dec-05	29-Dec-06	31-Dec-07	31-Dec-08
Paramount Resources Ltd Total Return	100	257	598	464	269	135
S&P/TSX Composite Total Return Index	100	114	142	167	183	123
S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Total Return Index	100	141	244	248	273	189
S&P/TSX Oil & Gas GICS Industry Total Return Index	100	130	213	229	249	165

*prepared by Hay Group Limited

Notes:

(1)

For purposes of this graph, it has been assumed that the one trust unit of Trilogy Energy Trust (“Trilogy”) received for each Common Share held by Shareholders in connection with the spinout of Trilogy was sold on the first day of trading on April 6, 2005, and the net proceeds were used to buy Common Shares.

(2)

For purposes of this graph, it has been assumed that the one MGM Energy Corp. common share and 5 short and longer-term warrants issued for every 25 Common Shares were not distributed until January 22, 2007.  It was further assumed that the total realizable value of the short-term and longer-term warrants as of January 22, 2007 was $0.40 and $0.00 respectively.  The total value that a Shareholder could realize on January 22, 2007 for every 25 Common Shares was $7.40 which represents the sum of the value of the MGM Energy Corp. common share plus the value of the short-term and longer-term warrants on the same date (equalling $0.296 per Common Share).  It has been assumed that this total value was converted into Common Shares based on the closing price on January 22, 2007.

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Paramount’s total return performance graph, as depicted above, reflects both operational and financial performance within the control of the Corporation as well as volatile commodity prices and economic and market conditions beyond the Corporation’s control.  Paramount’s Common Share price over the time period indicated in the above graph has been positively affected by increasing commodity prices and good economic and market conditions and negatively affected by decreasing commodity prices, poor economic and market conditions, increasing operational costs, the announcement (in 2008) and implementation of the New Royalty Framework (in January 2009) and the turbulent global economic and market conditions experienced since the end of the second quarter of 2008.  Such events are beyond the control of the Corporation and the effect they have on the trading price of the Common Shares is not necessarily reflective of the Corporation’s financial and operational success.

Base salaries increased during the initial three fiscal periods indicated above; however, they remained relatively unchanged from 2007 to 2008 and continuing into 2009, a period of declining shareholder return.  Cash bonuses and option grants have trended upwards during periods of significant productivity and corporate activity.  Cash bonuses were awarded to NEOs in fiscal 2005, a period during which shareholder return peaked.  During this period, Paramount also spun-out Trilogy Energy Trust.  Mr. C.H. Riddell received a bonus of Common Shares in fiscal 2007 under the SIP in relation to his negotiation of the sale of the Corporation’s North American Oil Sands shares, a period in which Paramount also fully paid down its Bank Credit Facility, its unsecured non-revolving facility and prepaid the entire amount under a second loan facility.  As a result, Paramount significantly improved its balance sheet.  Paramount continues to emphasize incentive plan compensation over other non-performance-based compensation in order to continue to align shareholder return with that of NEO compensation.

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SUMMARY COMPENSATION TABLE

The following table and notes provide a summary of compensation earned during the 2008 financial year by the CEO, Chief Financial Officer and the three next most highly compensated executive officers of Paramount.

Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($) (f)		All Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	Annual	Long-term	(h)	(i)

Clayton H. Riddell	2008	435,000	178,100	1,480,000(1)	Nil	Nil	N/A	2,093,100
CEO

James H. T. Riddell	2008	435,000	178,100	2,308,800(1)	Nil	Nil	N/A	2,921,900
President and Chief Operating Officer

Bernard K. Lee	2008	265,000	57,687	328,000	Nil	Nil	N/A	650,687
Chief Financial Officer

Charles E. Morin	2008	265,000	57,687	Nil	Nil	Nil	N/A	322,687
Corporate Secretary

Geoffrey W. P. McMillan	2008	220,000	63,332	236,160	Nil	Nil	N/A	519,492
Corporate Operating Officer

Notes:

(1)

The Option-based Awards figures for each of Messrs. C.H. Riddell and J.H.T. Riddell are in respect of SARs granted in connection with the surrender for cancellation of all Messrs. C.H. Riddell and J.H.T. Riddell’s out-of-the money options.  The SARs granted to Messrs. C.H. Riddell and J.H.T. Riddell were subsequently voluntarily surrendered in their entirety on February 17, 2009.

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Narrative Discussion Relating to the Summary Compensation Table

Salary

The figure in the Salary column of the Summary Compensation Table above represents the 2008 salary for all NEOs.  Salaries for all NEOs did not increase between 2007 and 2008; however, salary increases of 5%, 5.88% and 7.14% of their base salary were approved for fiscal 2009, for Messrs. J.H.T. Riddell, B.K. Lee and G.W.P. McMilllan, respectively.  Mr. C.H. Riddell did not receive a salary increase for fiscal 2009.  Mr. Morin’s salary also did not change for fiscal 2009 as he retired effective January 16, 2009.

Share-based Awards

The figure in the Share-based Awards column of the Summary Compensation Table represents the grant date fair value of an award of Common Shares granted pursuant to Paramount’s SIP.  Awards of Common Shares under the SIP are made annually.  With respect to Messrs. Lee, Morin and McMillan, one-third of the award vested immediately, one-third vests on the first anniversary of the grant date and the last third vests on the second anniversary of the grant date.  The Summary Compensation Table shows the grant date fair value of the total vested and unvested SIP award granted to Messrs. Lee, Morin and McMillan in fiscal 2008.  With respect to Messrs. C.H. Riddell and J.H.T. Riddell, their entire SIP award vested when declared and the table above reflects the grant date fair value of their total fiscal 2008 SIP grant.  For more information on the SIP, please see the section titled “COMPENSATION DISCUSSION AND ANALYSIS” and “INCENTIVE PLAN AWARDS”.

Option-based Awards

The Option-based Awards in the table above refers to two types of awards, SARs and stock option grants pursuant to the Option Plan.  Messrs. C.H. Riddell and J.H.T. Riddell were granted SARs on November 12, 2008 in consideration for the cancellation of all of their out-of-the-money options.  The SARs were exercisable over a four-year vesting period with one-fifth of the total grant vesting immediately and an additional one-fifth of the total grant vesting in October of each year over the following four years.  The SARs were to expire April 30, 2013.  The Summary Compensation Table shows the grant date fair value of the total grant over the four-year period.

The SARs granted to Messrs. C.H. Riddell and J.H.T. Riddell were subsequently voluntarily surrendered in their entirety on February 17, 2009.  Upon surrender, both Messrs. C.H. Riddell and J.H.T. Riddell were granted options pursuant to the Option Plan.  Mr. C.H. Riddell received a total grant of 500,000 options and Mr. J.H.T Riddell received a total grant of 780,000 options.  The options granted to both Messrs. C.H. Riddell and J.H.T. Riddell vest over a four-year period with one-fifth vesting immediately and an additional one-fifth vesting over the following four-year period.  The exercise price of the options is $7.34, (an exercise price above the trading price of Common Shares on the day prior to the grant) with an expiry date of April 30, 2013. For more information on the SARs and Option Plan, please see the section titled “COMPENSATION DISCUSSION AND ANALYSIS” and “INCENTIVE PLAN AWARDS”.

As mentioned above, the Option-based Awards in the table also refers to stock option grants.  Options were granted to the NEOs, other than Messrs. C.H. Riddell and J.H.T. Riddell, on November 12, 2008, (the “November Options”), the first tranche of which vested on November 12, 2008, the grant date.  The November Options vest over a five-year term and expire on April 30, 2014.  The exercise price of the options is $7.34, the closing trading price of Common Shares on the date of the grant.  Mr. Lee received a total grant of 100,000 options and Mr. McMillan received a total grant of 72,000 options as part of the November Options grant.  The grant date fair value of the total vested and unvested November Options granted has been included in the above table.  On February 13, 2009, Messrs. Lee and McMillan surrendered for cancellation all of their previously awarded out-of-the money options.  Accordingly, as of the date of this circular, Messrs. Lee and McMillan only had the November Options outstanding.  Mr. Morin was not granted November Options due to his impending retirement.  For more information on the Option Plan, please see section titled “COMPENSATION DISCUSSION AND ANALYSIS” and “INCENTIVE PLAN AWARDS”.

Non-equity Incentive Plan Compensation

The Non-equity Incentive Plan Compensation in the table above refers to cash bonuses.  No cash bonuses were awarded to NEOs in 2008.

All Other Compensation

No amounts have been included under the column “All Other Annual Compensation” in the Summary Compensation Table because the amounts are less than $50,000 and 10% of each NEOs total salary for 2008.

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INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table summarizes the outstanding share-based awards and option-based awards at the end of the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name (a)	# of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)	Number of unvested shares (#) (f)	Market or payout value of unvested share-based awards ($) (g)
Clayton H. Riddell	500,000(1)	$7.34	April 30, 2013	0	0	0
James H. T. Riddell	780,000(1)	$7.34	April 30, 2013	0	0	0
Bernard K. Lee	50,000(2) 25,000(2) 25,000(2) 45,000(2) 100,000	$13.54 $34.16 $20.52 $12.97 $7.34	April 30, 2010 April 30, 2011 April 30, 2012 April 30, 2013 April 30, 2014	0 0 0 0 0	3,193	21,936(4)
Charles E. Morin	30,000(3) 25,000(3) 25,000(3) 40,000(3)	$13.54 $34.16 $20.52 $12.97	April 30, 2010 April 30, 2011 April 30, 2012 April 30, 2013	0 0 0 0	3,193(3)	21,936(4)
Geoffrey W. P. McMillan	22,000(2) 25,000(2) 25,000(2) 40,000(2) 72,000	$13.54 $34.16 $20.52 $12.97 $7.34	April 30, 2010 April 30, 2011 April 30, 2012 April 30, 2013 April 30, 2014	0 0 0 0 0	3,314	22,767(4)

Notes:

(1)

The SARs granted to Messrs. C.H. Riddell and J.H.T. Riddell, as described in the “Narrative Discussion relating to the Summary Compensation Table” were surrendered for cancellation on February 17, 2009.  An equivalent number of options were subsequently granted to Messrs. C.H. Riddell and J.H.T. Riddell with the same exercise price, vesting provisions and expiry date as the SARs.

(2)

These options were surrendered for cancellation on February 13, 2009.

(3)

All of Mr. Morin’s unvested options expired on January 16, 2009, the date of Mr. Morin’s retirement from the Corporation.  His vested options expired unexercised on January 21, 2009 or three business days after his retirement.  All of Mr. Morin’s unvested SIP award vested upon his retirement.

(4)

The payout value is calculated based on a market price of $6.87 as of December 31, 2008.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the Paramount options and SIP grants that vested during the most recently completed financial year for NEOs.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based Awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Clayton H. Riddell	0(1)	178,100(2)	N/A
James H. T. Riddell	0(1)	178,100(2)	N/A
Bernard K. Lee	0(1)	45,433(3)	N/A
Charles E. Morin	0(1)	45,433(3)	N/A
Geoffrey W. P. McMillan	0(1)	44,030(3)	N/A

Notes:

(1)

On the vesting dates of October 19, 2008 and November 12, 2008, the closing trading price of Common Shares was $11.42 and $7.34, respectively.  The exercise price of the vested options listed above either exceeded the closing trading price or was equal to the closing trading price.  Accordingly, the value of the vested options was nil.

(2)

The entire SIP award of 10,000 share units to both Messrs. C.H. Riddell and J.H.T. Riddell, vested on the grant date of April 15, 2008.  The closing trading price was $17.81 on April 15, 2008.

(3)

The amounts for Messrs. Lee, Morin and McMillan are derived from SIP grants in 2008, 2007 and 2006.  The figure includes the value of one-third of the 2008 SIP grant, one-third of the 2007 SIP grant, and one-third of the 2006 SIP grant.  The closing trading price was $17.81 on April 15, 2008, the date that the applicable portions of the 2007 and 2008 SIP grants vested.  The applicable portion of the 2006 SIP grant vested on April 13, 2008.  The closing trading value was $16.88 on April 11, 2008, the closest trading date preceding the vesting date.

Equity Compensation Plan Information

The Option Plan is the only compensation plan under which equity securities of Paramount have been authorized for issuance from treasury.  As of December 31, 2008, there was an aggregate of 6,117,700 options outstanding under the Option Plan, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options as at December 31, 2008 (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issues under equity compensation plans (excluding securities reflected in the first column) as at December 31, 2008 (c)
Equity compensation plans approved by securityholders – Option Plan	6,117,700	$14.482(1)	556,382
Equity compensation plans not approved by securityholders	None	None	None
Total	6,117,700		556,382

Notes:

(1)

The weighted-average exercise price of outstanding options does not include the effect of the subsequent surrender for cancellation of options by employees in February 2009.

(2)

The number of securities remaining available for future issues under equity compensation plans does not include the effect of the subsequent surrender for cancellation of options by employees in February 2009.

The following section discusses the relevant terms of Paramount’s Option Plan, SIP and SARs agreements.

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Option Plan

The Option Plan was initially approved by the Board at a meeting held on November 30, 2000, and was initially approved by Shareholders at the annual and special meeting of Shareholders held on June 14, 2001.  The Option Plan enables Paramount's Board or the Compensation Committee to grant to key employees, officers and non-management directors options to acquire Common Shares.  The addition of non-management directors as participants was approved by the Board in June 2003 and ratified by Shareholders at the annual and special meeting of Shareholders held on June 2, 2004.  At the annual and special meeting of Shareholders held on May 10, 2006, Shareholders approved the grant of options under the Option Plan above the fixed number available for grant, changed the Option Plan to a 10% “rolling” plan versus a fixed number plan and made other amendments to the Option Plan.

As at March 6, 2009, there were options to acquire 3,848,000 Common Shares outstanding under the Option Plan, representing approximately 5.82% of the total number of outstanding Common Shares as at such date.

Up to 10% of the issued and outstanding Common Shares from time to time (i.e. on a “rolling” basis) may be issuable upon exercise of options granted under the Option Plan.  The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Option Plan and any other share compensation arrangement, in the aggregate and within any one-year period, is 10% of the number of Common Shares outstanding.  The maximum number of Common Shares that may be issued to any one insider (and such insider's associates) under the Option Plan and any other share compensation arrangement within a one-year period is 5% of the number of Common Shares outstanding.

The exercise price of options will be no lower than that permitted by the TSX or the closing price on the TSX of the Common Shares on the trading day preceding the date of grant.  Under the Option Plan, optionholders may, at their election, either exercise their options for Common Shares or surrender their options for a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the options are surrendered; the “market price” being the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of surrender.  In no circumstances will either the optionholder or the Corporation, at any time, be obligated to surrender options or accept the surrender of options, as the case may be.  Where a cash payment is made upon the surrender of options, the right to the underlying Common Shares is forfeited.

Options (unless terminated earlier in accordance with the terms, conditions and limitations of the options) shall be exercisable during such period, not exceeding ten years from the date the options were granted, as the Board may determine.  Options currently outstanding under the Option Plan have various vesting terms and termination dates. All currently outstanding options terminate no later than 2014.

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In the event an optionholder ceases to be employed with, or ceases to be a director of, the Corporation for any reason, other than death, whether by resignation, retirement, long-term disability, dismissal or otherwise, the optionholder shall have sixty days from the date of such termination, subject to such shorter or longer period as may be otherwise determined by the Board and specified in an option agreement (such period in any event not to exceed three years) to exercise the then remaining vested number of options.  In one instance, the option agreement will stipulate that in the event the employee’s employment is terminated without cause, all unvested stock options scheduled to vest during the 24 month period following the date of termination vest immediately.  The employee then has three business days from the date of termination to exercise such options.  The option agreements governing all of the outstanding options specify a period ranging from three days to thirty days for such exercise except for situations involving retiring employees who are 60 years of age or older and directors who resign or who are not re-elected as directors, in which cases they shall have 60 days from the date of such retirement or ceasing to act as a director to exercise the then remaining vested number of options. At the sole discretion of the Board, options may be exercisable by an optionholder as to 100% of the optioned Common Shares or any part thereof on and after a change of control or a sale of all or substantially all of the Corporation's assets.

Options may be exercised only by the optionholder and will not be assignable, except on death.  An optionholder only has rights as a Shareholder of the Corporation with respect to Common Shares that the optionholder has acquired through exercise of options for Common Shares.  Nothing in the Option Plan or in any option agreement confers on any optionholder any right to remain as an officer, director or employee of the Corporation or any subsidiary.

Adjustments will be made to the number of Common Shares delivered to an optionholder upon exercise of options and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the Option Plan in certain circumstances, such as a stock split, consolidation, reorganization, merger, dissolution, or sale of all or substantially all of the assets of the Corporation; provided however, that in the case of a reorganization, merger, dissolution or sale of all or substantially all of its assets, the Corporation may satisfy any obligation to an optionholder by paying an amount in cash equal to the difference between the fair market value (as determined by the Board) of the securities to which the optionholder would be entitled upon such event and the exercise price of all unexercised options.

No financial assistance is provided by the Corporation to optionholders to facilitate the exercise of their options.

The Option Plan may be amended, suspended or discontinued by the Board at any time provided that no such amendment may adversely alter or impair any option previously granted without the consent of the holder thereof.  Any amendment to the Option Plan is subject to any required approval of the TSX and Shareholders. However, amendments relating to the following matters may be approved by the Board without the approval of Shareholders, provided that such amendments do not contravene the requirements of the TSX or applicable securities law:  (a) altering, extending or accelerating the terms of vesting applicable to any options or group of options; (b) altering the terms and conditions of vesting applicable to any options or group of options; (c) changing the termination provisions of any options, provided that the change does not entail an extension beyond the original expiry date of such options; (d) accelerating the expiry date of options; (e) determining the adjustment provisions pursuant to the Option Plan; (f) amending the definitions in the Option Plan and other amendments of a “housekeeping” nature; and (g) amending or modifying the mechanics of exercise of options.

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SIP

Paramount’s SIP awards grant to eligible employees rights to Common Shares (referred to as share units).  Paramount believes that grants of share units encourage long-term investment and ownership.  The share units vest over time (except for grants to the CEO and President and Chief Operating Officer).  Any permanent, full-time employee or officer of Paramount who is designated in writing as an eligible employee by the CEO may participate in the SIP.  The SIP awards are granted annually subject to corporate and individual targets being met and at the discretion of the CEO.  Typically awards will be calculated in February or March following the completion of the fiscal year and are granted to eligible employees in April.

As mentioned in the Compensation Discussion and Analysis above, the overall annual award for each employee is calculated based on the employee’s annual base salary, his or her target award and a combination of corporate targets and individual contributions.  Once the monetary value of the overall annual award has been calculated for each employee, this value is divided by the fair market value on the date of the grant of the award in order to determine the number of share units comprising the award to the employee.  With the exception of SIP grants to the CEO and the President and Chief Operating Officer, whose SIP grants vest immediately, one-third of the share units vest immediately, one-third vest on the first anniversary of the grant date and the final one-third vest on the second anniversary of the grant date.

Common Shares for use in the SIP are acquired through the facilities of the TSX by a third-party custodian.  None of Paramount, the Board, the Compensation Committee or the CEO has any direct or indirect control over the time, price, amount and manner of such purchases of Common Shares or the choice of broker through which purchases are to be made.

If an employee ceases to be an employee of Paramount through retirement, long-term disability and terminations or for any reason, other than death, whether by reason of resignation, retirement, long-term disability, dismissal or otherwise, all outstanding unvested share units held by that employee terminate and all rights are forfeited by the employee.  In one instance, if the employee is terminated without cause all unvested share units vest immediately.

In the event of the death of an employee while engaged as an employee of Paramount, all outstanding unvested share units held by the employee immediately vest and the resulting Common Shares are delivered to the estate or beneficiary of the employee.  If an employee transfers from one position to another during the course of a year, his or her award may be pro-rated to reflect the actual number of months spent in each position during the year.  Similarly, if an employee is promoted, his or her award may be pro-rated to reflect the actual number of months spent in each position during the year.  Employees commencing employment part way through the year may also be eligible for a pro-rata award.

The Board and the Compensation Committee may from time to time revise or amend the terms of the SIP should business circumstances warrant.  The Board and the Compensation Committee also have the discretion to terminate the SIP at any time.  If the SIP is terminated, the provisions of the SIP in force at the time, will continue in effect as long as any awards of share units remain unvested. Any amendment to the SIP take effect only with respect to awards granted after the date of such amendment, provided that it may apply to any outstanding awards with the mutual consent of Paramount and the holders of such awards.

Paramount Resources Ltd.

Information Circular

SARs Grants

There were two SARs grants in fiscal 2008, both of which were subsequently cancelled on February 17, 2009. The grants were to Messrs. C.H. Riddell and J.H.T. Riddell.  The relevant terms of both grants were the same with the difference being with respect to the number of SARs granted.  The grant of rights under the SARs agreements to both Messrs. C.H. Riddell and J.H.T. Riddell was approved by Paramount’s Board.

Pursuant to the SARs grant, each recipient received rights to a possible cash payment dependent on the trading price of Common Shares and the number of rights vested.  The cash payment would have been determined based on the difference between the base price of the rights granted which had vested and the trading price of the Common Shares on the exercise date of such vested rights.  If the base price of the right exceeded the trading price of the Common Shares, then the rights granted had no value.

The base price was determined by the trading price of the Common Shares on the date of the grant (November 12, 2008).  Both SARs grants vested over a four-year period.  One fifth of the total SARs grant vested as of the grant date.  The second one-fifth of the total grant vested in October, 2009 with each successive one-fifth vesting each year thereafter until the final vesting in October, 2012.  The SARs grant and any possible cash payment entitlements had an expiry date of April 30, 2013.  On February 17, 2009, Messrs. C.H. Riddell and J.H.T. Riddell voluntarily surrendered all of their SARs grants in exchange for an equivalent number of options with the same exercise price, vesting provisions and expiry date as the SARs.

Paramount Resources Ltd.

Information Circular

DIRECTOR COMPENSATION

Director Compensation Table

Name (a)	Fees earned ($) (b)	Share-based awards ($) (c)	Option-based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	All other compensation ($) (g)	Total ($) (h)
J. C. Gorman	25,000	Nil	68,880	Nil	Nil	93,880
D. Jungé	17,000	Nil	68,880	Nil	Nil	85,880
D. M. Knott	14,000	Nil	68,880	Nil	Nil	82,880
W. B. MacInnes	28,000	Nil	68,880	Nil	Nil	96,880
V. S. A. Riddell	14,000	Nil	68,880	Nil	Nil	82,880
S. L. Riddell Rose	14,000	Nil	68,880	Nil	Nil	82,880
J. B. Roy	42,000	Nil	68,880	Nil	Nil	110,880
A. S. Thomson	19,000	Nil	68,880	Nil	Nil	87,880
B. M. Wylie	21,000	Nil	68,880	Nil	Nil	89,880

Narrative Discussion Related to Director Compensation

Fees Earned

The column entitled “Fees earned” in the Director Compensation Table refer to fees earned as a director of Paramount and its subsidiaries.  It includes an honorarium as well as meeting, chair and committee fees.  Each director, other than those who are executive officers, is entitled to a fee of $1,000 for each meeting of the Board or committee of the Board attended, for each Shareholders' meeting attended and for attendance to sign resolutions from time to time.  During the most recently completed financial year the cash compensation paid to each director, other than executive officers, included an annual honorarium of $10,000.  Non-management chairs received an additional annual honorarium of $5,000, and the Lead Director received an additional annual honorarium of $10,000.  The aggregate cash compensation paid to the nine directors, other than executive officers, in the last completed fiscal year was $194,000.

Messrs. Jungé and Knott are directors of a subsidiary of Paramount and as a result are entitled to a fee of $1,000 for each Board meeting, Shareholder meeting or attendance to sign resolutions with respect to the subsidiary.  In 2008, these fees amounted to $1,000 each for both Messrs. Jungé and Knott, respectively.  The fees for the remaining directors are with respect to Paramount only.

Share-based Awards

Non-management directors of Paramount do not receive any share-based compensation.

Paramount Resources Ltd.

Information Circular

Option-based Awards

Paramount granted options to its directors on November 12, 2008.  These option grants were referred to earlier as the November Options.  The first tranche of the November Options vested on November 12, 2008, the grant date.  The November Options vest over a five-year term and expire on April 30, 2014.  Each director received a total grant of 21,000 options at an exercise price of $7.34 as part of the November Options grant.  The grant date fair value of the total vested and unvested November Options grant over the five year period has been included in the above table.  On February 13, 2009, all of the directors listed above surrendered for cancellation all of their previously awarded out-of-the money options.  Accordingly, as of the date of the circular, the directors listed above only had the November Options outstanding.

Non-equity Incentive Plan Awards

Non-management directors of Paramount do not receive any non-equity Incentive Plan Awards.

All Other Compensation

No amounts are applicable under “All other compensation”.

Paramount Resources Ltd.

Information Circular

CORPORATE GOVERNANCE

The Corporate Governance Committee is presently comprised of J.B. Roy (Chair and Lead Director), J.C. Gorman, D. Jungé, W.B. MacInnes and A.S. Thomson.  All members are unrelated, independent and non-management directors as defined by applicable securities laws.

In developing its approach to governance, the Committee has given consideration to applicable legislation, the Corporation’s by-laws, the organization, structure and ownership of the Corporation as well as to existing policies reflecting the Corporation’s values.

The Committee has been diligent in its review of all current and proposed regulatory requirements and, in respect thereof, continues to monitor and update the Corporation’s corporate governance practices.  In this regard, reference should be made to the information required by National Instrument 58-101 “Disclosure of Corporate Governance Practices” which is set out in Schedule “A” to this Circular, and to the Board's mandate which is set out in Schedule “B” to this Circular.

The information required by National Instrument 52-110 “Audit Committees” is included in the Corporation's Annual Information Form dated March 6, 2009 (the AIF) under the heading “Audit Committee Information” and the Audit Committee Charter is set out in Appendix “D” to the AIF.

Statement of Corporate Governance Practices

Disclosure Requirement	Our Corporate Governance Practices
Board of Directors
Disclose the identity of directors who are independent.

J.C. Gorman, D. Jungé, D.M. Knott, W.B. MacInnes, J.B. Roy and A.S. Thomson are independent as that term is defined in section 1.4 of National Instrument 52-110 Audit Committees (“MI 52-110”). J.C. Gorman, W.B. MacInnes, J.B. Roy and A.S. Thomson, all of the members of the Audit Committee, are also independent as that term is defined in section 1.5 of MI 52-110.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

C.H. Riddell, J.H.T. Riddell, V.S.A. Riddell, S.L. Riddell Rose and B.M. Wylie are not independent. C.H. Riddell and J.H.T. Riddell are not independent because they also members of Management of the Corporation.  B.M. Wylie provides consulting services to the Corporation from time to time and accordingly there exists a material business relationship with the Corporation.  V.S.A. Riddell and S.L. Riddell Rose have a familial relationship with the CEO and the President and Chief Operating Officer of the Corporation.

Disclose whether or not a majority of directors is independent.  If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the directors are independent.
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The directors listed below are also directors or trustees of the reporting issuers set out beneath their respective names below.

C. H. Riddell

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Trilogy Energy Ltd., Administrator of Trilogy Energy Trust

MGM Energy Corp.

Newalta Inc.

Alaris Royalty Corp.

J. H. T. Riddell Trilogy Energy Ltd., Administrator of Trilogy Energy Trust MGM Energy Corp. Big Rock Brewery Ltd., Administrator of Big Rock Brewery Income Fund
S. L. Riddell Rose Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings semi-annually at which non-independent directors and members of Management are not in attendance.  The independent directors will also meet on an ad hoc basis where circumstances warrant.

In the 2008 financial year there were two meetings of the independent directors at which non-independent directors and members of Management were not in attendance.  In addition, there was one meeting of the non-management directors.

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

C.H. Riddell is the Chair of the Board of Directors of Paramount Resources Ltd.  C.H. Riddell is not an independent director.  The Board has appointed Mr. J.B. Roy as Lead Director and Mr. Roy is an independent director.  The responsibilities of the Lead Director include the following:

▪

Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements.

▪

Assist and provide input to the Chairman on preparation of agendas for Board meetings as required.

▪

Consult with the Chairman and the Board on the effectiveness of Board committees.

▪

Ensure that independent directors have adequate opportunities to meet to discuss issues without Management present.

▪

Chair Board meetings when the Chairman and President are not in attendance.

▪

Ensure delegated committee functions are carried out and reported to the Board, for example, the CEO performance assessment, CEO and Board succession planning, and strategic planning.

▪

Act as a liaison between the Board and Management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance of each director for all Board meetings is as follows:

      Committee

      Committee

        Board

    Board

      Meetings

       Meeting

      Meetings

   Meeting

      Attended

      Attendance

      Attended

Attendance

           (#)

            (%)

          (#)

      (%)

C. H. Riddell

1 of 1

100%

3 of 3

100%

J.H.T. Riddell

N/A

N/A

3 of 3

100%

J. C. Gorman

6 of 6

100%

3 of 3

100%

D. Jungė

2 of 2

100%

3 of 3

100%

D. M. Knott

N/A

N/A

3 of 3

100%

W. B. MacInnes

8 of 9

89%

3 of 3

100%

V.S.A. Riddell

N/A

N/A

3 of 3

100%

S. L. Riddell Rose

N/A

N/A

3 of 3

100%

J. B. Roy

8 of 9

89%

3 of 3

100%

A. S. Thomson

5 of 6

83%

3 of 3

100%

B. M. Wylie

2 of 2

100%

3 of 3

100%

Total Attendance Rate  93.5%

100%

Board Mandate Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The complete text of the mandate of the Board of Directors follows this section of the circular.

Position Descriptions

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Written position descriptions have been developed for the Chairman of the Board and for the Chair of each Board committee as well as for the CEO, Chief Financial Officer, President and Chief Operating Officer.

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

A written position description has been developed for the CEO by the Corporate Governance Committee of the Board.

Orientation and Continuing Education

Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer's business.

A Corporate Governance Manual was developed which provides for a Directors' Education Program designed to assist new and existing Board members in understanding the role of the Board, its committees and the contribution individual Board members are expected to make.  New directors will be made aware of the nature and operation of the business of the Corporation through interviews with the Chair and Management during which they are briefed on the Corporation and its business.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information on courses pertaining to corporate governance is circulated to Board members. Additionally, the Corporate Governance Committee meets semi-annually to discuss topical issues and to review and update the Corporate Governance Manual.  The Corporate Governance Committee then reports back to the Board and, where required, obtain Board approvals to revise corporate governance policies/mandates.

Ethical Business Conduct

Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code:

▪

disclose how a person or company may obtain a copy of the code;

▪

describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

▪

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct (revised November 29, 2006) for all directors, officers, employees and consultants. There is also a written Code of Ethics for the CEO, president, CFO and senior financial supervisors.  In addition, each director has a copy of the Corporate Governance Manual which sets out a standard of conduct expected of directors as does the Disclosure and Insider Trading Policy.  The Board has also adopted a Whistleblower Policy.

The Code of Business Conduct, the Disclosure and Insider Trading Policy and the Whistleblower Policy are set out in the Corporation’s intranet site under the tab Human Resources, Policies, Codes and Guidelines.  Additionally, the Code of Ethics, the Code of Business Conduct and the Whistleblower Policy are available on the Corporation’s website http://www.paramountres.com.  The Code of Ethics and the Code of Business Conduct are also filed on SEDAR.  Lastly, should anyone wish a hard copy of any of these policies, they may be obtained on request from the Corporate Secretary of the Corporation at 4700 - 888 Third Street S.W., Calgary, Alberta T2P 5C5.

Compliance is monitored by the Board receiving, annually, certificates from the officers of the Corporation confirming their compliance with the Code of Business Conduct.  Prior to such certification being given, each employee and consultant will have received a memo from Management or Human Resources reiterating the need to comply with the Code of Business Conduct and reminding them that the Whistleblower Policy facilitates anonymous disclosure of any breach.  In addition, senior financial supervisors certify their compliance with the Code of Ethics on an annual basis.

No material change reports have been filed by the Corporation during the 2008 financial year relating to a director's or executive officer's departure from either the Code of Business Conduct or the Code of Ethics.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest.  Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

All directors, officers, employees and consultants are provided with a copy of the Code of Business Conduct which stresses that directors, officers, employees and consultants are expected and required to adhere to the highest ethical standards.  Directors, employees and consultants are reminded of their obligation to review and comply with the provisions of the Code of Business Conduct regularly.  Officers certify that they understand the content and consequences of the Code of Business Conduct annually.

Nomination of Directors Describe the process by which the Board identifies new candidates for Board nomination.

The Corporate Governance Committee is responsible for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate.  Upon there being a vacancy on the Board or a determination being made that the Board should be expanded, the Corporate Governance Committee would meet to review whether there were particular competencies needed by the Board and to set forth criteria in the selection process.  The Committee would also determine whether any of the members were aware of individuals who might be considered and would also review the advisability of securing independent consultants to assist in the search.  Once a suitable slate of candidates was identified, the Committee would meet with the Chairman for input, after which time, the slate would be presented to the Board.  The Board would then discuss the competencies of the various candidates and, if applicable, identify one or more to be approached.  The Board would also determine which Board member should make the contact after which that member would report back to the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Corporate Governance Committee is composed entirely of independent directors and is charged with identifying new candidates for nomination to the Board.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election and ensuring there is an orientation program in place for new Board members and a continuing education program in place for all directors.

Compensation Describe the process by which the Board determines the compensation for the issuer's directors and officers.

The Corporate Governance Committee periodically reviews the adequacy and form of compensation of directors to ensure that the level of compensation realistically reflects the responsibilities and risks involved in being an effective director and reports and makes recommendations to the Board accordingly.

The Compensation Committee recommends to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and approves the compensation for all other designated officers after considering the recommendations of the CEO, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board has a Compensation Committee which is composed of two independent members and one member who is not independent.  J.B. Roy, the Lead Director, is a member of the Compensation Committee.  The Corporation participates in an annual compensation survey conducted by independent consultants encompassing, among other things, executive compensation.  This survey examines the salary, benefits and other incentive programs in effect with other oil and gas companies operating in Canada.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee ensures that the Corporation has programs in place to attract and develop management of the highest calibre and to ensure orderly succession of management; implements and administers compensation and general human resource policies and guidelines concerning executive compensation, contracts, stock option and other incentive plans, and proposed personnel changes involving officers reporting to the CEO; reviews the Corporation’s policies and programs relating to benefits; receives the CEOs recommendations relating to annual compensation policies and budgets for all employees; reviews the Corporation’s compensation policies and overall labour relations strategy; makes regular reports to the Board on the Committee's activities and findings; and develops a calendar of activities to be undertaken by the Committee for each ensuing year which is submitted to the Board annually.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

No compensation consultant or advisor has, at any time since the beginning of the 2008 financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, however, with respect to compensation matters, Paramount participates in and utilizes the Mercer survey.

Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

As discussed previously, the Board has a Corporate Governance Committee whose mandate, among other things, encompasses the nomination of new candidates for directors.  The Board's other standing committee is the Environmental, Health and Safety Committee.  This Committee's purpose is to review and monitor the environmental and employee health and safety policies and activities of the Corporation and its subsidiaries.

In addition, the Audit Committee is responsible for, among other things, reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board is responsible for making regular assessments of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director.  The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with Management) for assessing the effectiveness of the Board as a whole and the Board committees.  A Board assessment and evaluation questionnaire is included in the Corporate Governance Manual and each director, as part of the overall assessment process, will complete a questionnaire on an annual basis.

In addition, each Board committee conducts an annual review and assessment of its performance, including compliance with its charter and its role, duties and responsibilities and submits a report to the Board for consideration and recommendations.

Paramount Resources Ltd.

Information Circular

Board of Directors’ Mandate

The Board of Directors’ Mandate was adopted by the Board on May 19, 2005.  The Mandate is set out in its entirety below.

Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term Shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation.  In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

Procedures and Organization

The Board operates by delegating certain of its powers to management and by reserving certain powers to itself.  The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act, Alberta (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Duties and Responsibilities

The Board's principal duties and responsibilities fall into a number of categories which are outlined below.

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)

The Board has the statutory responsibility to:

(i)

manage the business and affairs of the Corporation;

(ii)

act honestly and in good faith with a view to the best interests of the Corporation;

(iii)

exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the Business Corporations Act, Alberta and the regulations thereto, the Corporation's Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;

(c)

The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i)

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)

the filling of a vacancy among the directors or in the office of auditor;

(iii)

the issuance of securities;

(iv)

the declaration of dividends;

(v)

the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)

the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)

the approval of management proxy circulars;

(viii)

the approval of the annual financial statements of the Corporation, MD&A and AIF; and

(ix)

the adoption, amendment or repeal of By-Laws of the Corporation.

Paramount Resources Ltd.

Information Circular

2.

Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently of management.  In this regard, the Board shall consist of a majority of “independent directors”i, as that term is defined in Section 1.4 of Multilateral Instrument 52-110, Audit Committee or such guidelines as may hereafter replace the same.  The independent board members should hold separate, regularly scheduled meetings at which members of management are not in attendance.  In as much as the chair of the Board of Paramount Resources Ltd. is not independent, an independent director has been appointed as “lead director.”

3.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)

appoint and delegate responsibilities to committees where appropriate to do so; and

(b)

develop position descriptions for:

(i)

the Chair of the Board;

(ii)

the lead director;

(iii)

the Chief Executive Officer;

(iv)

the President and Chief Operating Officer; and

(v)

the Chief Financial Officer.

6.

Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(a)

appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to determine and approve the Chief Executive Officer’s compensation, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)

approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer;

(c)

the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other corporate officers and that the Chief Executive Officer and other corporate officers create a culture of integrity throughout the organization;

(d)

ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

(e)

ensure that management is aware of the Board’s expectations of management.

Paramount Resources Ltd.

Information Circular

7.

Policies, Procedures and Compliance

The Board has the responsibility to:

(a)

ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)

approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(c)

ensure the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d)

ensure the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace.

8.

Reporting and Communication

The Board has the responsibility to:

(a)

ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d)

ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)

report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(f)

develop appropriate measures for receiving shareholder feedback.

9.

Monitoring and Acting

The Board has the responsibility to:

(a)

monitor the Corporation's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)

ensure that the Corporation has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

(d)

make regular assessments of the Board’s effectiveness, as well as the effectiveness and contribution of each Board Committee.  This responsibility has been delegated to the Corporate Governance Committee working in conjunction with the Chairman of the Board.

Paramount Resources Ltd.

Information Circular

i 1.4

Meaning of Independence –

(1)

An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3)

Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who:

(i)

is, a partner of a firm that is the issuer’s internal or external auditor;

(ii)

is an employee of that firm; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)

is a partner of the firm that is the issuer’s internal or external auditor;

(ii)

is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely  because:

(a)

he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)

he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)

For the purposes of clause (3)(f), direct compensation does not include:

(a)

remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)

Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)

For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Paramount Resources Ltd.

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